Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180741

MVP REIT, INC.
SUPPLEMENT NO. 1 DATED JULY 20, 2016
TO THE PROSPECTUS DATED JULY 20, 2016

This document supplements, and should be read in conjunction with, our prospectus dated July 20, 2016 relating to our offering of up to $50,000,000 in shares of our common stock to existing stockholders pursuant to our distribution reinvestment plan. Terms not otherwise defined herein have the same meanings as set forth in our prospectus.  The use of the terms “MVP REIT, Inc.,” the “company,” “we,” “us” or “our” in this prospectus refer to MVP REIT, Inc. unless the context indicates otherwise.

The purpose of this supplement is to disclose:

•	our acquisitions of additional investments through March 31, 2016;
•	an update on our indebtedness through March 31, 2016;
•	our funds from operations and modified funds from operations;
•	information regarding our distributions;
•	information on experts; and
•	incorporation of certain information by reference.

Investment Portfolio Update

As of March 31, 2016, we held the following investments in real estate:

Property	Location	Date Acquired	Property Type	Investment Amount	Size / Acreage	# Spaces	Retail /Office Square Ft.	Ownership %
Ft. Lauderdale	208 SE 6th St, Ft Lauderdale, FL	7/31/2013	Parking Lot / Office Bldg.	$3,409,000	.75 acre	66	4,061	100%
Memphis Court	216 Court St, Memphis, TN	8/28/2013	Parking Lot	$194,000	.41 acre	37	N/A	100%
Memphis Poplar	212 Poplar Ave, Memphis, TN	8/28/2013	Parking Lot	$2,693,000	.86 acre	125	N/A	100%
Kansas City	1130 Holmes St, Kansas City, MO	8/28/2013	Parking Lot	$1,550,000	1.18 acres	164	N/A	100%
St. Louis	1300 Spruce St, St. Louis, MO	9/4/2013	Parking Lot	$4,137,000	1.22 acres	179	N/A	100%
Mabley Place	400 Race Street, Cincinnati, OH	12/9/2014	Parking Facility	$14,700,000	.91 acre	775	8,400	70%
Denver Sherman	1963 Sherman Street, Denver, CO	1/26/2015	Parking Lot	$585,000	.14 acre	28	N/A	100%
Ft. Worth	814 Taylor Street, Fort Worth, Texas	3/16/2015	Parking Facility	$23,336,000	1.18 acres	1,013	11,828	100%
Milwaukee Old World	822 N. Old World Third Street, Milwaukee, WI	3/31/2015	Parking Lot	$1,000,000	.27 acre	54	N/A	100%
St. Louis Convention	1010 Convention Plaza, St. Louis, MO	5/31/2015	Parking Lot	$2,575,000	1.26 acres	221	N/A	100%
Houston Saks Garage	611 Fannin Street, Houston, Tx	5/28/2015	Parking Facility	$8,380,000	.36 acre	265	5,000	100%
St. Louis Lucas	Lucas Ave, St. Louis, MO	6/29/2015	Parking Lot	$3,463,000	1.07 acres	217	N/A	100%
Milwaukee Wells	215 W. Wells Street, Milwaukee, WI	6/30/2015	Parking Lot	$3,900,000	.95 acre	100	N/A	100%
Wildwood NJ Lot I	400 East Magnolia Ave, Wildwood, NJ	7/10/2015	Parking Lot	$970,000	.29 acre	29	N/A	100%
Indy City Parking Garage	120 E. Washington Street, Indianapolis, IN	10/5/15	Parking Facility	$10,500,000	.44 acre	370	N/A	100%
KC Cherry Lot	1109 Cherry Street, Kansas City, MO	10/9/15	Parking Lot	$515,000	.60 acre	84	N/A	100%
Indy WA Street	301 E. Washington Street, Indianapolis, IN	10/29/15	Parking Lot	$4,995,000	1.07 acres	150	N/A	100%
Wildwood NJ Lot II	401 E. Glenwood Ave., Wildwood, NJ	12/16/15	Parking Lot	$615,000	.31 acre	450	N/A	100%
Minneapolis Venture	10h avenue and Hennepin, Minneapolis, MN	1/06/16	Parking Lot	$15,495,000	4.46 acres	270	N/A	87%
Indianapolis Meridian	239 S. Meridian Street, Indianapolis, IN	1/15/16	Parking Lot	$1,550,000	.24 acre	39	N/A	100%
Milwaukee Clybourn	412 E. Clybourn Street, Milwaukee, WI	1/20/16	Parking Lot	$205,000	.055 acre	15	N/A	100%
Milwaukee Arena	1124 North Old World Third Street, Milwaukee, WI	2/01/16	Parking Lot	$3,900,000	1.10 acres	75	N/A	100%
Clarksburg Lot	327 Washington Avenue, Clarksburg, WV	2/09/16	Parking Lot	$620,000	.81 acres	94	N/A	100%
Denver 1935 Sherman	1935 Sherman Street, Denver, CO	2/12/16	Parking Lot	$2,438,000	.43 acres	72	N/A	76%
Bridgeport Fairfield	314 Fairfield Avenue, Bridgeport, Connecticut	03/30/16	Parking Facility	$7,800,000	1.01 acres	878	N/A	90%
Fixed Assets				$88,000
			Total	$119,613,000

Property	Location	Zoning	Height Restriction	Parking Tenant	Lease Commencement Date	Lease Term
Ft. Lauderdale	208 SE 6th St, Ft Lauderdale, FL	RAC-CC	150 Feet	SP+	02/01/14	5 yr. w/2 5 yr. ext.
Memphis Court	216 Court St, Memphis, TN	CBD	Unlimited	SP+	03/14/12	2 Years remaining
Memphis Poplar	212 Poplar Ave, Memphis, TN	CBD	Unlimited	Best Park	03/01/14	5 yr. w/2 5 yr. ext.
Kansas City	1130 Holmes St, Kansas City, MO	B4-5	Unlimited	SP+	03/14/12	15 Years
St. Louis	1300 Spruce St, St. Louis, MO	I (CBD)	200 Feet	SP+	12/01/13	5 yr. w/2 5 yr. ext.
Mabley Place	400 Race Street, Cincinnati, OH	DD-A	510 Feet	SP+	12/09/14	10 Years
Denver Sherman	1963 Sherman Street, Denver, CO	CMX-16	200 Feet	Denver SD	07/01/14	10 Years w/1 5 yr. ext.
Ft. Worth	814 Taylor Street, Fort Worth, Texas	CBD-H	Unlimited	SP+	03/16/15	10 Years
Milwaukee Old World	822 N. Old World Third Street, Milwaukee, WI	C9-E	40 Feet	SP+	03/31/15	5 yr. w/1 5 yr. ext.
St. Louis Convention	1010 Convention Plaza, St. Louis, MO	I (CBD)	200 Feet	SP+	05/13/15	5 yr. w/1 5 yr. ext.
Houston Saks Garage	611 Fannin Street, Houston, Tx	N/A	Unlimited	iPark	05/28/15	10 yr. w/1 5 yr. ext.
St. Louis Lucas	Lucas Ave, St. Louis, MO	I (CBD)	200 Feet	SP+	06/29/15	5 yr. w/1 5 yr. ext.
Milwaukee Wells	215 W. Wells Street, Milwaukee, WI	C9-E	40 Feet	SP+	06/30/15	10 Years
Wildwood NJ Lot	400 East Magnolia Ave, Wildwood, NJ	T/E	35 feet	SP+	1/1/16	5 yr. w/1 5 yr. ext.
Indy City Parking Garage	120 E. Washington Street, Indianapolis, IN	CDB-1 RC	5 Stories	ABM	10/5/15	5 yr. w/1 5 yr. ext.
KC Cherry Lot	1109 Cherry Street, Kansas City, MO	UR	Per Plan	SP+	10/9/15	5 yr. w/1 5 yr. ext.
Indy WA Street	301 E. Washington Street, Indianapolis, IN	CBD-2	Unlimited	Denison	10/30/15	10 Years
Wildwood NJ Lot II	401 E. Glenwood Ave., Wildwood, NJ	T/E	35 feet	SP+	1/01/16	5 yr. w/1 5 yr. ext.
Minneapolis Venture	10h avenue and Hennepin, Minneapolis, MN	B4C-1	Unlimited	SP+	1/15/2016	5 yr. w/1 5 yr. ext.
Indianapolis Meridian	239 S. Meridian Street, Indianapolis, IN	CBD-2/RC	Unlimited	Denison Parking	1/20/2016	10 Years
Milwaukee Clybourn	412 E. Clybourn Street, Milwaukee, WI	C9F(A)	30 Feet	Secure Parking USA	2/1/2016	5 Years
Milwaukee Arena	1124 North Old World Third Street, Milwaukee, WI	RED	Unlimited	SP+	2/9/2016	5 yr. w/1 5 yr. ext.
Clarksburg Lot	327 Washington Avenue, Clarksburg, WV	BPO	60 Feet	ABM	2/12/2016	5 Years
Denver 1935 Sherman	1935 Sherman Street, Denver, CO	CMX-16	200 Feet	SP+	3/30/2016	10 Years
Bridgeport Fairfield	314 Fairfield Avenue, Bridgeport, Connecticut	DVD-CORE	65 Feet	SP+	1/15/2016	10 Years

The following table and discussion are a summary of our acquisitions for the three months ended March 31, 2016:

	Assets			Liabilities
	Land and Improvements	Building and improvements	Total assets acquired	Notes Payable Assumed	Net assets and liabilities acquired

Minneapolis Venture	$15,495,000	--	$15,495,000	$--	$15,495,000
Indianapolis Meridian	1,550,000	--	1,550,000	--	1,550,000
Milwaukee Clybourn	205,000	--	205,000	--	205,000
Milwaukee Arena	3,900,000	--	3,900,000	--	3,900,000
Clarksburg Lot	620,000	--	620,000	--	620,000
Denver 1935 Sherman	2,438,000	--	2,438,000	--	2,438,000
Bridgeport Fairfield	972,000	6,828,000	7,800,000	--	7,800,000
	$25,180,000	$6,828,000	$32,008,000	$--	$32,008,000

Minneapolis Venture

On January 6, 2016, we along with MVP REIT II closed on the purchase of two parking lots located in Minneapolis for a purchase price of approximately $15.5 million in cash plus closing costs.  Our share of the purchase price is approximately $13.5 million plus closing costs and we will own a 87.09% interest in the limited liability company.  The first parking lot is located at 1022 Hennepin Avenue (the “Hennepin lot”). The Hennepin lot consists of approximately 90,658 square feet and has approximately 270 parking spaces.  The second parking lot is located at 41 10th Street North (the “10th Street lot”). The 10th street lot consists of approximately 107,952 square feet and has approximately 185 parking spaces.  Both the Hennepin lot and 10th Street lot will be leased by SP Plus, a Delaware parking operator, under a net lease agreement where we and MVP REIT II will be responsible for property taxes and SP Plus will pay for all insurance and maintenance costs.

Indianapolis Meridian

On January 15, 2016, through our wholly owned entity MVP Indianapolis Meridian Lot, LLC, a Nevada limited liability company, we closed on the purchase of a parking lot for approximately $1.6 million in cash plus closing costs.  The property is located at 239 S. Meridian Street, Indianapolis, Indiana.  The parking lot consists of approximately 10,290 square feet and has approximately 39 parking spaces. The parking lot is leased to Denison Parking, Inc., an Indianapolis parking operator. Denison Parking, Inc. pays annual rent of $95,000 and pays all regular occurring maintenance expenses associated with the parking garage other than property taxes. In addition, the lease provides revenue participation with us receiving 60% of gross receipts over $155,000. The term of the lease is 10 years.

Milwaukee Clybourn

On January 20, 2016, through our wholly owned entity MVP Milwaukee Clybourn, LLC, a Nevada limited liability company, we closed on the purchase of a parking lot for approximately $0.2 million in cash plus closing costs.  The property is located at 412 E. Clybourn Street, Milwaukee, Wisconsin.  The parking lot consists of 15 parking spaces and is leased to Secure Parking USA, LLC.  The parking lot is leased to Secure Parking USA, Inc., an Indianapolis parking operator. Secure Parking USA, Inc. pays annual rent of $20,000 and pays all regular occurring maintenance expenses associated with the parking garage other than property taxes. In addition, the lease provides revenue participation with us receiving 75% of gross receipts over $45,000. The term of the lease is 5 years.

Milwaukee Arena

On February 1, 2016, we closed on the purchase of a parking lot for approximately $3.9 million in cash plus closing costs. The property is located at 1124 N. Old World Third Street, Milwaukee, Wisconsin.  The Wisconsin parking lot consists of approximately 38,600 square feet and has 75 parking spaces.  The Wisconsin parking lot is leased by SP Plus Corporation.  The parking lot is leased by SP Plus Corporation (“SP Plus”), a national parking operator.  SP Plus pays a first year annual lease payment of $200,000 with annual increases and pays all regular occurring maintenance expenses associated with the parking garage other than property taxes.  In addition, the lease provides revenue participation with us receiving 70% of gross receipts over $325,000. The term of the lease is 5 years.

Clarksburg Lot

On February 9, 2016, through our wholly owned entity MVP Clarksburg Lot, LLC, a Nevada limited liability company, we closed on the purchase of a parking lot for approximately $0.6 million in cash plus closing costs. The parking lot is located at 327 Washington Avenue, Clarksburg, West Virginia 26301.  The parking lot is located at 327 Washington Avenue, Clarksburg, West Virginia 26301.  The parking lot consists of approximately 35,000 square feet and has approximately 94 parking spaces.  The parking lot is leased by ABM Parking Services Inc. (“ABM”), a national parking operator, under a net lease agreement where we are responsible for property taxes and ABM pays for all insurance and maintenance costs. ABM pays annual rent of $55,400.  In addition, the lease provides revenue participation with us receiving 50% of gross receipts over $112,000. The term of the lease is for 5 years.

Denver 1935 Sherman

On February 12, 2016, we along with MVP REIT II, through MVP Denver 1935 Sherman, LLC, (“MVP Denver”), a Nevada limited liability company, an entity owned 75.51% by us and 24.49% by MVP REIT II, closed on the purchase of a parking lot for approximately $2.4 million in cash plus closing costs, of which our share was approximately $1.8 million.  The parking lot is located at 1935 Sherman Avenue, Denver, Colorado.  The Denver parking lot consists of approximately 18,765 square feet and has approximately 72 parking spaces.  The Denver parking lot is leased by SP Plus Corporation, under a net lease agreement where MVP Denver is responsible for property taxes and SP Plus pays for all insurance and maintenance costs.  SP Plus Corporation pays annual rent of $120,000.  In addition, the lease provides revenue participation with MVP Denver receiving 70% of gross receipts over $160,000. The term of the lease is for 10 years.

Bridgeport Fairfield

On March 30, 2016, we along with MVP REIT II, through MVP Bridgeport Fairfield Garage, LLC, a Delaware limited liability company (“MVP Bridgeport”), an entity owned 90% by us and 10% by MVP REIT II, closed on the purchase of a multi-level parking garage consisting of approximately 878 parking spaces, together with approximately 4,349 square feet of retail space, located in Bridgeport, Connecticut, for a purchase price of $7.8 million in cash plus closing costs of which MPV’s share was approximately $7.0 million.  The parking garage is leased by SP Plus Corporation, a national parking operator, under a net lease agreement where MVP Bridgeport is responsible for property taxes above a $100,000 threshold, and SP Plus Corporation pays for insurance and maintenance costs.  SP Plus Corporation pays annual rent of $400,000.  In addition, the lease provides revenue participation with MVP Bridgeport receiving 65% of gross receipts over $775,000. The term of the lease is for 10 years.

Update on Our Indebtedness

As of March 31, 2016, future principal payments on the notes payable are as follows:

2016	$717,000
2017	908,000
2018	952,000
2019	4,711,000
2020	930,000
Thereafter	31,972,000
Total	$40,190,000

As of March 31, 2016, the principal balances on notes payable are as follows:

Property	Location	Current Loan Balance	Interest Rate	Loan Maturity
D&O Policy		$93,000	2.99%
Ft. Lauderdale	208 SE 6th St, Ft Lauderdale, FL	$1,481,000	4.94%	2/1/2019
Memphis Court	216 Court St, Memphis, TN	$139,000	4.94%	2/1/2019
Memphis Poplar	212 Poplar Ave, Memphis, TN	$1,247,000	4.94%	2/1/2019
Kansas City	1130 Holmes St, Kansas City, MO	N/A	N/A	N/A
St. Louis	1300 Spruce St, St. Louis, MO	$1,242,000	4.94%	2/1/2019
Mabley Place	400 Race Street, Cincinnati, OH	$8,804,000	4.25%	12/26/2024
Denver Sherman	1963 Sherman Street, Denver, CO	N/A	N/A	N/A
Ft. Worth	814 Taylor Street, Fort Worth, Texas	$11,921,000	5.59%	8/1/2021
Milwaukee Old World	822 N. Old World Third Street, Milwaukee, WI	N/A	N/A	N/A
St. Louis Convention	1010 Convention Plaza , St. Louis, MO	N/A	N/A	N/A
Houston Saks Garage	611 Fannin Street, Houston, TX	$3,596,000	4.25%	N/A
St. Louis Lucas	Lucas Ave, St. Louis, MO	$3,483,000	4.59%	2/1/2026
Milwaukee Wells	215 W. Wells Street, Milwaukee, WI	N/A	N/A	N/A
Wildwood NJ Lot	400 East Magnolia Ave, Wildwood, NJ	N/A	N/A	N/A
Indy Garage	120 E. Washington Street, Indianapolis, IN	$8,184,000	4.59%	2/1/2026
KC Cherry Lot	1109 Cherry Street, Kansas City, MO	N/A	N/A	N/A
Indy Lot	301 E. Washington Street, Indianapolis, IN	N/A	N/A	N/A
Wildwood NJ Lot II	401 E. Glenwood Ave., Wildwood, NJ	N/A	N/A	N/A
Minneapolis Venture	10h avenue and Hennepin, Minneapolis, MN	N/A	N/A	N/A
Indianapolis Meridian	239 S. Meridian Street, Indianapolis, IN	N/A	N/A	N/A
Milwaukee Clybourn	412 E. Clybourn Street, Milwaukee, WI	N/A	N/A	N/A
Milwaukee Arena	1124 N. Old World Third Street, Milwaukee, WI	N/A	N/A	N/A
Clarksburg Lot	327 Washington Ave., Clarksburg WV	N/A	N/A	N/A
Denver 1935 Sherman	1935 Sherman Street, Denver, CO	N/A	N/A	N/A
Bridgeport Fairfield	314 Fairfield Ave., Bridgeport, CT	N/A	N/A	N/A
	Less loan issuance costs	$(806,000)
	Total	$39,384,000

During January 2014, the entities holding the four parking facilities (MVP PF Ft. Lauderdale 2013, LLC, MVP PF Memphis Court 2013, LLC, MVP PF Memphis Poplar 2013, LLC and MVP PF St. Louis 2013, LLC) issued a promissory note to Key Bank National Association for $4.3 million. This note bears an annual interest rate of 4.94%, is secured by four parking facilities, matures in February 2019 and is payable in monthly principal and interest payments of approximately $25,000.

During December 2014, through the acquisition of Mabley Place, we issued a promissory note to Wells Fargo Bank for $9.0 million. This note bears an annual interest rate of 4.25%, is secured by the property, matures in December 2024 and is payable in monthly principal and interest payments of approximately $44,000.

During March 2015, through the acquisition of Ft. Worth Taylor, we assumed a 10-year term loan with a balance of approximately $12.2 million, collateralized by real property located in Ft. Worth, Texas, matures in August 2021, bears an annual interest rate of 5.59%, and is payable in monthly installment payments of principal and interest totaling approximately $78,000.

During August 2015, Houston Saks Garage issued a promissory note for approximately $3.7 million. The note is collateralized by real property located in Houston, Texas, bears an annual interest rate of 4.25%, and is payable in monthly installment payments of principal and interest totaling approximately $30,000, maturing in August 2025.

During January 2016, Indy City Park and Indy WA Street issued a promissory note to KeyBank for $8,580,000. The note is secured by real property located in Indianapolis, Indiana. The loan has a term of 10 years and has an annual interest rate of 4.59% and is payable in monthly installment payments of principal and interest totaling approximately $46,000, maturing in January 2026.

During January 2016, St. Louis Convention, St. Louis Lucas and KC Cherry issued a promissory note to KeyBank for $3,490,000 loan secured by real property located in St. Louis and Kansas City, Missouri. The loan has a term of 10 years and has an annual interest rate of 4.59% and is payable in monthly installment payments of principal and interest totaling approximately $20,000, maturing in January 2026.

Total interest expense incurred for the three months ended March 31, 2016 and 2015 is $0.5 million and $0.2 million, respectively. Total loan amortization cost for the three months ended March 31, 2016 and 2015 is $18,000 and $20,000, respectively.

Funds from Operations and Modified Funds from Operations

Our advisor believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures.

Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-operating cash items such as acquisition fees and expenses and certain non-cash items such as straight-line rent, amortization of in-place lease valuations, amortization of discounts and premiums on debt investments, nonrecurring impairments of real estate-related investments, mark-to-market adjustments included in net income (loss), and nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Management is responsible for managing interest rate, hedge and foreign exchange risk. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations, assessments regarding general market conditions, and the specific performance of properties owned, which can change over time. No less frequently than annually, we evaluate events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, we assess whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) expected from the use of the assets and the eventual disposition. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges through operational net revenues or cash flows prior to any liquidity event.

We adopted the IPA MFFO Guideline as management believes that MFFO is a helpful indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of our operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•	Straight-line rent. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, it is added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•	Amortization of in-place lease valuation. As this item is a cash flow adjustment made to net income in calculating the cash flows provided by (used in) operating activities, it is added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•	Acquisition-related costs. We were organized primarily with the purpose of acquiring or investing in income-producing real property and loans secured by real estate in order to generate operational income and cash flow that will allow us to provide regular cash distributions to our stockholders. In the process, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP, are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss). These costs have been and will continue to be funded with cash proceeds from the offering or included as a component of the amount borrowed to acquire such real estate. If we acquire a property after all offering proceeds from the offering have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless our advisor determines to waive the payment of any then-outstanding acquisition-related costs otherwise payable to our advisor, such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Acquisition-related costs may negatively affect our operating results, cash flows from operating activities and cash available to fund distributions during periods in which properties are acquired, as the proceeds to fund these costs would otherwise be invested in other real estate related assets. By excluding acquisition-related costs, MFFO may not provide an accurate indicator of our operating performance during periods in which acquisitions are made. However, it can provide an indication of our on-going ability to generate cash flow from operations and continue as a going concern after we cease to acquire properties on a frequent and regular basis, which can be compared to the MFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to ours. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value. The use of MFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. MFFO is useful in assisting management and investors in assessing our on-going ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. However, MFFO is not a useful measure in evaluating NAV because impairments are taken into account in determining NAV but not in determining MFFO. Therefore, FFO and MFFO should not be viewed as more prominent a measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the three months ended March 31, 2016.

Net Loss attributable to MVP REIT, Inc. common shareholders	$(1,540,000)
Subtract:
Deferred rental assets	(19,000)
Add:
Depreciation and amortization of real estate assets	282,000
FFO	(1,277,000)
Add:
Acquisition fees and expenses to non-affiliates	207,000
Acquisition fees and expenses to affiliates	1,326,000
MFFO	$256,000

Information Regarding Our Distributions

We intend to continue making regular cash distributions to its stockholders, typically on a monthly basis. The actual amount and timing of distributions will be determined by our board of directors in its discretion and typically will depend on the amount of funds available for distribution, which is impacted by current and projected cash requirements, tax considerations and other factors. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of its “REIT taxable income” each year.

From inception through March 31, 2016, we have paid approximately $8.7 million in distributions including approximately $2.4 million in DRIP distributions to our stockholders, all of which have constituted a return of capital. Our total distributions paid for the period presented, the sources of such distributions, the cash flows used in operations and the number of shares of common stock issued pursuant to our distribution reinvestment plan, or DRIP, are detailed below.

To date, all distributions have been paid from offering proceeds and represent a return of capital.

	Distributions paid in Cash	Distributions paid through DRIP	Total Distributions Paid	Cash Flows Used in Operations (GAAP basis)
1st Quarter, 2016	$1,041,000	$621,000	$1,662,000	$(1,179,000)
2nd Quarter, 2016	--	--	--	--
3rd Quarter, 2016	--	--	--	--
4th Quarter, 2016	--	--	--	--
Total 2016	$1,041,000	$621,000	$1,662,000	$(1,179,000)

	Distributions paid in Cash	Distributions paid through DRIP	Total Distributions Paid	Cash Flows Used in Operations (GAAP basis)
1st Quarter, 2015	$535,000	$148,000	$683,000	$(911,000)
2nd Quarter, 2015	623,000	265,000	888,000	(436,000)
3rd Quarter, 2015	751,000	388,000	1,139,000	(394,000)
4th Quarter, 2015	1,015,000	590,000	1,605,000	(717,000)
Total 2015	$2,924,000	$1,391,000	$4,315,000	$(2,458,000)

We may not generate sufficient cash flow from operations to fully fund distributions. All or a portion of the distributions may be paid from other sources, such as cash flows from financing activities, borrowings, cash advances from our Advisor, or by way of waiver or deferral of fees. We have not established any limit on the extent to which distributions could be funded from these other sources. Accordingly, the amount of distributions paid may not reflect current cash flow from operations and distributions may include a return of capital, rather than a return on capital.  If we continue to pay distributions from sources other than cash flow from operations, the funds available to us for investments would be reduced and the share value may be diluted.  The level of distributions will be determined by the board of directors and depend on a number of factors including current and projected liquidity requirements, anticipated operating cash flows and tax considerations, and other relevant items deemed applicable by the board of directors.

Experts

The consolidated financial statements of MVP REIT I, Inc. appearing in its Annual Report on Form 10-K for the period as of, and for the fiscal years ended, December 31, 2015 and 2014 have been audited by RBSM LLP, an independent registered public accounting firm, as set forth in its report included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website we maintain at www.mvpreit.com. There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-180741), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 30, 2016;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 filed with the SEC on May 16, 2016;

•	Current Report on Form 8-K filed with the SEC on June 28, 2016;

•	Current Report on Form 8-K filed with the SEC on June 16, 2016;

•	Current Report on Form 8-K filed with the SEC on June 3, 2016;

•	Current Report on Form 8-K filed with the SEC on May 9, 2016;

•	Current Report on Form 8-K filed with the SEC on April 11, 2016;

•	Current Report on Form 8-K filed with the SEC on: April 1, 2016;

•	Current Report on Form 8-K filed with the SEC on March 25, 2016;

•	Current Report on Form 8-K filed with the SEC on March 11, 2016;

•	Current Report on Form 8-K filed with the SEC on February 24, 2016;

•	Current Report on Form 8-K filed with the SEC on February 16, 2016;

•	Current Report on Form 8-K filed with the SEC on February 4, 2016;

•	Current Report on Form 8-K filed with the SEC on January 22, 2016; and

•	Current Report on Form 8-K filed with the SEC on January 7, 2016;

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

MVP REIT, Inc.
Attn: Investor Relations
12730 High Bluff Drive, #110
San Diego, California 92130
(858) 369-7959

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.